

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 7, 2017

James Cassidy
President
Bush Street Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

Re: **Bush Sound Acquisition Corp**
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55734

Echo Sound Acquisition Corp
Registration Statement on Form 10-12(g) -
Filed January 18, 2017 (Amended February 22, 2017)
File No. 000-55735

Forest Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55736

Park Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55737

Rain Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55738

Rough Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55739

Still Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55740

Thicket Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55741

Timber Sound Acquisition Corp
Registration Statement on Form 10-12(g)
Filed January 18, 2017
File No. 000-55742

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates